                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2002

                            ------------------------


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                            ------------------------


                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------


  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [x] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ] No [x]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): [ ]

                                                                       EXHIBIT 1

[MAXCOM LETTERHEAD]

                       MAXCOM TELECOMUNICACIONES ANNOUNCES

                      THIRD QUARTER 2002 UNAUDITED RESULTS

- REVENUES INCREASED 74% OVER 3Q01, AND 9% OVER 2Q02
- EBITDA LOSS REDUCED 76% OVER 3Q01, AND 30% OVER 2Q02
- LINES IN SERVICE GREW 94% OVER 3Q01, AND 21% OVER 2Q02
- CHURN RATE IMPROVED 18% OVER 3Q01, AND 37% OVER 2Q02
- NUMBER OF CUSTOMERS INCREASED 127% OVER 3Q01, AND 26% OVER 2Q02

Mexico City, Mexico, October 29, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, today announced its unaudited results for the third quarter of 2002.

Beginning this quarter, Maxcom will report results for each of its three business units: Voice, Data and Wholesale. Data is an incipient business for Maxcom that generates revenues on a bandwidth basis instead of lines. Wholesale customers have diverse characteristics different from the core business of Maxcom and could distort core business indicators. Revenues from these two business units will be reported separately and its contribution to ARPUs will be excluded; Wholesale lines in service will be reported separately. For comparison purposes, this report includes previous periods' adjusted numbers after these changes as well as the originally reported numbers.

LINES:

The number of lines in service at the end of 3Q02 increased 94% to 109,903 lines, from 56,786 lines at the end of 3Q01, and 21% when compared to 91,009 lines in service at the end of 2Q02. Out of the total outstanding lines at the end of 3Q02, 5,190 lines or 4.7% were from Wholesale customers, which compares to 6,350 lines or 11.2% at the end of 3Q01 and 3,930 lines or 4.3% at the end of 2Q02.

During 3Q02 line construction was lower by 35% at 34,129 lines, from 52,700 constructed lines in the same period of last year; and, higher by 42% when compared to 24,035 constructed lines during 2Q02. Inventory of constructed lines at the end of the quarter was 71,000 lines.

During 3Q02, 23,567 new lines were installed, 7% below the 25,249 (27,459 as reported) lines installed during 3Q01, which was a record quarter. When compared to 2Q02, the number of installations increased 65% from 14,272 (15,288 as reported) lines.

During 3Q02, the monthly churn rate improved 18% to 2.1%, from 2.5% (3.2% as reported) monthly average churn in 3Q01. When compared to 2Q02, churn improved 37% from 3.3% (3.6% as reported) in the previous quarter. Voluntary churn in 3Q02 resulted in the disconnection of 2,327 lines, a rate of 0.8% which compares favorably with 1.3% or 3,322 disconnected lines in 2Q02. Involuntary churn resulted in the disconnection of another 3,606 lines, a rate of 1.3% which also compares favorably with 4,900 (6,296 as reported) disconnected lines or 1.9% (2.1% as reported) during 2Q02.

During 3Q02, net additions for Wholesale customers were 1,260 lines, which compare to 1,280 lines during 3Q01 and 380 net disconnections during 2Q02.

CUSTOMERS:

Total customers grew 127% to 74,127 at the end of 3Q02, from 32,621 at the end of 3Q01, and 26% when compared to 58,772 customers as of the end of 2Q02.

[MAXCOM LETTERHEAD]


The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 144% from 3Q01 and 31% from 2Q02; and, (ii) in Puebla the increase was 114% from 3Q01 and 22% from 2Q02.

The growth in number of customers by segment was the following: (i) business customers rose by 44% from 3Q01 and 3% from 2Q02; and, (ii) residential customers increased by 135% from 3Q01 and 28% from 2Q02.

"In spite of our growth in both, lines and new customers, our results in the business sector were quite disappointing. The difficult economic environment added to the more aggressive competitive reaction to our sales and marketing efforts have slowed our penetration in business customers", said Fulvio Del Valle, President and Chief Executive Officer of Maxcom. Mr. Del Valle added "We expect that our new focus in data products, enhanced geographical penetration, and the brand recognition that we have been able to develop together with the new sales team will generate additional growth within the business sector as to maintain the customer mix at the levels originally forecasted".

REVENUES:

Revenues for 3Q02 increased 74% to Ps$136.6 million from Ps$78.3 million reported in 3Q01.

Voice revenues for 3Q02 increased 131% to Ps$124.3 million, from Ps$53.8 million during 3Q01, mainly driven by a 108% growth in voice lines. Company ARPU decreased 10% from US$49 (US$60 as reported) to US$44, as a consequence of 16% increase in Business ARPU driven by a 33% increase in usage from business customers, offset by a 14% decrease in Residential ARPU driven by lower installation charges, and a change in Business/Residential mix of lines from 27/73 (35/65 as reported) in 3Q01 to 20/80 in 3Q02.

Data revenues for 3Q02 were Ps$3.0 million and contributed with 2% of total revenues; during 3Q01 Maxcom did not report data revenues.

Wholesale revenues for 3Q02 were Ps$9.2 million, a 62% reduction from Ps$24.5 million in 3Q01, as the Company continued focusing on targeting its core business customers.

Revenues for 3Q02 increased 9% to Ps$136.6 from Ps$125.1 million reported in 2Q02.

Voice revenues increased 11% to Ps$124.3 million, from Ps$111.6 million during 2Q02. The net change in revenue reflected a 20% increase in lines in service, offset by a 2% decrease in the Company ARPU, to US$44 in 3Q02, from US$45 (US$48 as reported) in 2Q02, mainly driven by a 14% decrease in usage from business customers, and a change in Business/Residential mix of lines from 23/77 (26/74 as reported) in 2Q02 to 20/80 in 3Q02.

Data revenues in 3Q02 increased 34% to Ps$3.0 million, from Ps$2.2 million during 2Q02, as the Company continued building up this incipient business unit. Data revenues for 2Q02 represented 2% of total revenues.

During 3Q02, revenues from Wholesale customers decreased 18% to Ps$9.2 million from Ps$11.2 million in 2Q02.

COST OF NETWORK OPERATION:

Cost of Network Operation in 3Q02 was Ps$51.7 million, a 26% increase when compared to Ps$41.0 million in 3Q01. This increase was generated by: (i) Ps$16.1 million or 85% increase in network operating services, due to a 94% growth in lines in service; (ii) 13% or Ps$1.5 million lower technical expenses, mainly due to lower network maintenance expenses; and, (iii) lower installation expenses and cost of disconnected lines in the amount of Ps$3.9 million, due to lower installation charges to customers and therefore lower recognition of installation cost.

Cost of Network Operation increased 9% when compared to Ps$47.5 million in 2Q02. This net increase was mainly generated by: (i) Ps$5.1 million or 17% increase in network operating services, due to a 21% growth in lines in service; (ii) 16% or Ps$1.9 million lower technical expenses mainly due to lower network maintenance expenses; and, (iii) higher installation expenses and cost of disconnected lines in the amount of Ps$0.9 million or 16%, due to 65% higher number of installations and 28% lower disconnections during the quarter.

SG&A:

SG&A expenses were Ps$101.3 million in 3Q02, which compares to Ps$105.1 million in 3Q01. The 4% decrease was mainly originated by: (i) lower salaries, wages and benefits of Ps$10.9 million; (ii) lower personnel related expenses of Ps$2.3 million; (iii) lower local rights of Ps$1.1 million; and, (iv) lower marketing expenses of Ps$1.4 million;

[MAXCOM LETTERHEAD]


partially offset by, (i) higher leasing and maintenance costs of Ps$6.9 million;
(ii) higher bad debt provisioning of Ps$3.7 million; and (iii) higher advertising expenses of Ps$1.4 million.

SG&A were even from Ps$101.0 million in 2Q02, as a result of: (i) lower salaries, wages and benefits of Ps$6.6 million; (ii) lower personnel related expenses of Ps$0.6 million; and, (iii) lower maintenance expenses of Ps$0.7 million; partially offset by: (i) higher external sales commissions of Ps$3.2 million; (ii) higher advertising expenses of Ps$3.2 million; and, (iii) higher consulting fees of Ps$1.5 million.

EBITDA:

EBITDA for 3Q02 was a negative Ps$16.4 million, compared to negative Ps$67.8 million reported in 3Q01 and negative Ps$23.4 million registered in 2Q02. EBITDA margin improved from a negative 87% in 3Q01 and negative 19% in 2Q02, to a negative 12% in 3Q02.

"Last quarter we had projected EBITDA breakeven to be achieved by September, which has not been reached due to lower than expected business customers' revenues. To partially offset the lower than expected revenues, we implemented a plan to reduce costs and expenses including, marketing expenses, general expenses and management performance bonus compensation," said Eloisa Martinez, Chief Financial Officer of Maxcom, Ms Martinez added: "Positive EBITDA continues to be our main short term objective. Beginning October, we'll re-initiate the release of our monthly indicators report with revenues, EBITDA, lines in service and customers, to timely inform the markets when we reach our objective".

CAPITAL EXPENDITURES:

Capital Expenditures for 3Q02 were Ps$287.3 million, a 2% increase when compared to Ps$283.0 million in 3Q01, and a 140% increase when compared to Ps$119.7 million in 2Q02.

CASH POSITION:

Maxcom's Cash position at the end of 3Q02 was Ps$192.2 million in Cash and Cash Equivalents, compared to Ps$413.8 million in Cash and Cash Equivalents, and Ps$409.0 million in Restricted Cash at the end of 3Q01. Cash and Cash Equivalents at the end of 2Q02 were Ps$505.5 million.

RECENT DEVELOPMENTS:

During the quarter, Maxcom completed an additional exchange of Series B Senior Notes, under the same terms and conditions of the exchange offer and consent solicitation, consummated on April 29, 2002. Holders tendered U.S.$4,000,000 in principal amount of Series B Senior Notes. These holders received in exchange an aggregate of U.S.$2,545,440 in principal amount of New Senior Notes bearing 0% interest through March 1, 2006, and 10% annual interest in the last year and an aggregate of 408,000 series N2 convertible preferred stock, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as "CPOs". As of September 30, 2002, 95.8% of the total Series B Senior Notes were exchanged. Series B Senior Notes in an aggregate principal amount of U.S.$11,590,000 remained outstanding.

                                      # # #

A conference call will be held to discuss 3Q02 unaudited results on Wednesday, October 30, 2002 at 11:00 a.m. New York City Time / 10:00 a.m. Mexico City Time. To participate, please dial + (719) 457-2661, confirmation code 288440 ten minutes prior to the start of the call.

Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.

                                      # # #

                   (Tables and Financial statements to follow)

[MAXCOM LETTERHEAD]

LINES (AS REPORTED)  3Q01    4Q01    1Q02    2Q02    3Q02     VS. 3Q01  VS. 2Q02
--------------------------------------------------------------------------------
Business Lines       19,734  22,444  23,649  23,794   25,706    30%        8%
Residential Lines    37,052  55,537  61,690  67,215   84,197   127%       25%
--------------------------------------------------------------------------------
TOTAL                56,786  77,981  85,339  91,009  109,903    94%       21%
================================================================================

LINES (ADJUSTED)     3Q01    4Q01    1Q02    2Q02    3Q02     VS. 3Q01  VS. 2Q02
--------------------------------------------------------------------------------
Business Lines       13,384  16,754  19,339  19,864   20,516     53%        3%
Residential Lines    37,052  55,537  61,690  67,215   84,197    127%       25%
Wholesale             6,350   5,690   4,310   3,930    5,190    -18%       32%
--------------------------------------------------------------------------------
TOTAL                56,786  77,981  85,339  91,009  109,903     94%       21%
================================================================================

 CUSTOMERS                  3Q01      2Q02      3Q02      VS. 3Q01    VS. 2Q02
Business                     2,769     3,847     3,975       44%         3%
Residential                 29,852    54,925    70,152      135%        28%
-------------------------------------------------------------------------------
   TOTAL                    32,621    58,772    74,127      127%        26%
===============================================================================
Mexico City                 14,550    27,030    35,503      144%        31%
Puebla                      18,071    31,742    38,624      114%        22%
-------------------------------------------------------------------------------

TRAFFIC                                3Q01                                2Q02                              3Q02
------------------------   ------------------------------     ------------------------------     ------------------------------
MILLION MINUTES            JUL     AUG     SEP     TOTAL      APR     MAY     JUN     TOTAL      JUL     AUG     SEP     TOTAL
-------------------------------------------------------------------------------------------------------------------------------
INBOUND                    39.4    49.6    43.8    132.8      59.7    58.7    54.8    173.2      59.4    64.1    66.4    189.9
OUTBOUND                   58.0    66.2    70.4    194.6      83.7    84.0    79.0    246.7      83.6    93.6    93.6    270.8

OUTBOUND LOCAL               97%     97%     96%      97%       95%     95%     95%      95%       94%     95%     95%     95%
OUTBOUND LD                  3%       3%      4%       3%        5%      5%      5%       5%        6%      5%      5%      5%
-------------------------------------------------------------------------------------------------------------------------------

VOICE ARPU (US$)                    3Q01                   4Q01                     1Q02                    2Q02             3Q02
                              (*)   AS REPORTED       (*)  AS REPORTED        (*)   AS REPORTED       (*)   AS REPORTED
------------------------------------------------------------------------------------------------------------------------------------
BUSINESS
Monthly Charges              22.80        23.56      32.06       28.47       25.46        24.80      22.24        25.09      24.80
Usage                        39.29        60.15      59.10       55.33       52.49        52.28      60.61        59.27      52.50
                             -------------------------------------------------------------------------------------------------------
Subtotal                     62.09        83.71      91.16       83.80       77.95        77.08      82.85        84.36      77.30
Non-recurring                 9.01         5.91       8.09        5.27        3.29         4.37       3.19         2.20       5.12
                             -------------------------------------------------------------------------------------------------------
TOTAL BUSINESS               71.10        89.62      99.25       89.07       81.24        81.45      86.04        86.56      82.42
====================================================================================================================================
RESIDENTIAL
Monthly Charges              18.80        18.80      19.35       19.54       17.57        17.57      17.82        17.82      18.21
Usage                        12.74        12.74      12.95       13.08       10.95        10.95      12.29        12.29      12.70
                             -------------------------------------------------------------------------------------------------------
Subtotal                     31.54        31.54      32.30       32.62       28.52        28.52      30.11        30.11      30.91
Non-recurring                 8.08         8.08       8.10        8.17        1.11         1.11       3.13         3.69       3.03
                             -------------------------------------------------------------------------------------------------------
TOTAL RESIDENTIAL            39.62        39.62      40.40       40.79       29.63        29.63      33.24        33.80      33.94
====================================================================================================================================
COMPANY
Monthly Charges              20.02        20.71      22.11       22.22       19.36        19.57      18.82        19.75      19.59
Usage                        20.84        31.75      22.96       25.75       20.37        22.36      23.22        24.79      21.06
                             -------------------------------------------------------------------------------------------------------
Subtotal                     40.86        52.46      45.07       47.97       39.73        41.93      42.04        44.54      40.65
Non-recurring                 8.36         7.21       8.09        7.30        1.60         2.01       3.14         3.29       3.47
                             -------------------------------------------------------------------------------------------------------
TOTAL COMPANY                49.22        59.67      53.16       55.27       41.33        43.94      45.18        47.83      44.12
====================================================================================================================================

(*) NORMALIZED W/O DATA REVENUES & WHOLESALE

[MAXCOM LETTERHEAD]


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF SEPTEMBER 30, 2002 AND THOUSANDS OF US DOLLARS "$")

                                                    SEPTEMBER 30, 2001             JUNE 30, 2002             SEPTEMBER 30, 2002
                                                -------------------------   --------------------------   ---------------------------
                                                    PESOS      US DOLLARS      PESOS        US DOLLARS       PESOS       US DOLLARS
                                                ------------   ----------   ------------   -----------   ------------   ------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                       Ps   413,827   $  40,704    Ps   505,542   $    49,725   Ps   192,178   $    18,903
Restricted cash                                      409,020      40,231             -             -              -             -
                                                ------------   ----------   ------------   -----------   ------------   ------------
                                                     822,847      80,935         505,542        49,725        192,178        18,903
Accounts receivable:
  Customers, net of allowance                         38,076       3,745          77,927         7,665         89,760         8,829
  Value added tax refundable                          48,627       4,783          40,464         3,980         80,245         7,893
  Other sundry debtors                               101,993      10,032           9,647           949          6,138           604
                                                ------------   ----------   ------------   -----------   ------------   ------------
                                                     188,696      18,560         128,038        12,594        176,143        17,326

Inventory                                             32,128       3,160          12,275         1,207         20,024         1,970
Prepaid expenses                                       9,928         977          52,176         5,132         51,419         5,058
                                                ------------   ----------   ------------   -----------   ------------   ------------
      Total current assets                         1,053,599     103,632         698,031        68,658        439,764        43,257

Frequency rights, Net                                110,548      10,874         105,833        10,410        104,261        10,255
Telephone network systems & Equipment, Net         1,432,728     140,924       1,475,425       145,123      1,576,501       155,065
Preoperating expenses, Net                           238,451      23,454         214,914        21,139        207,709        20,430
Intangible Assets, Net                               288,649      28,392         300,854        29,592        419,333        41,246
Other assets                                          32,572       3,203          31,383         3,087         30,402         2,990
                                                ------------   ----------   ------------   -----------   ------------   ------------

      Total assets                              Ps 3,156,547   $ 310,479    Ps 2,826,440   $   278,009   Ps 2,777,970   $   273,243
                                                ============   ==========   ============   ===========   ============   ============

LIABILITIES
CURRENT LIABILITIES:
Interest Payable                                Ps   217,675   $  21,411    Ps     5,690   $       560   Ps     8,518   $       838
Accrued expenses and other accounts payable          199,180      19,591         166,154        16,343        210,002        20,656
Customers deposits                                     3,043         299           2,166           213          1,687           168
Payroll and other taxes payable                       26,913       2,647          30,564         3,006         40,960         4,029
                                                ------------   ----------   ------------   -----------   ------------   ------------
      Total current liabilities                      446,811      43,948         204,574        20,122        261,167        25,691

LONG-TERM LIABILITIES:
Senior notes, net                                  2,914,135     286,636       1,820,722       179,087      1,819,243       178,941
Loans and notes payable                                              -                 0             0          1,363           134
                                                ------------   ----------   ------------   -----------   ------------   ------------
      Total liabilities                         Ps 3,360,946   $ 330,584    Ps 2,025,296   $   199,209   Ps 2,081,773   $  204,766
                                                ============   ==========   ============   ===========   ============   ============
SHAREHOLDERS' EQUITY

Capital stock                                      1,013,651      99,703       1,769,395       174,038      1,771,369       174,232
Additional paid-in capital                           106,373      10,463         832,088        81,844        843,708        82,987
Accumulated deficit                                 (640,640)    (63,014)     (1,319,542)     (129,791)    (1,319,542)     (129,791)
Net loss for the period                             (683,783)    (67,257)       (480,797)      (47,291)      (599,338)      (58,951)
                                                ------------   ----------   ------------   -----------   ------------   ------------
      Total shareholders' equity                Ps  (204,399)  $ (20,105)   Ps   801,144   $    78,800   Ps   696,197   $    68,477
                                                ============   ==========   ============   ===========   ============   ============
                                                Ps  3,156,547  $ 310,479    Ps 2,826,440   $   278,009   Ps 2,777,970   $   273,243
                                                ============   ==========   ============   ===========   ============   ============


NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF SEPTEMBER 30, 2002 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS.
10.1667 PER U.S.$1.00.

[MAXCOM LETTERHEAD]


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2001 AND 2002 QUARTERLY PERIODS

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF SEPTEMBER 30, 2002
                        AND THOUSANDS OF US DOLLARS "$")

                                              JULY 1 TO                       APRIL 1 TO                      JULY 1 TO
                                          SEPTEMBER 30, 2001                JUNE 30, 2002                SEPTEMBER 30, 2002
                                   -------------------------------  ------------------------------  ------------------------------
                                      PESOS      US DOLLARS    %      PESOS      US DOLLARS    %       PESOS     US DOLLARS     %
                                   ------------  -----------  ----  -----------  -----------  ----  -----------  -----------  ----
Voice                                   53,791        5,291    69%     111,625       10,979    89%     124,337       12,230    91%
Data                                       -            -       0%       2,249          221     2%       3,025          298     2%
Wholesale                               24,542        2,414    31%      11,212        1,103     9%       9,214          906     7%
                                   ------------  -----------  ----  -----------  -----------  ----  -----------  -----------  ----
TOTAL REVENUES                     PS   78,333   $    7,705   100%  PS 125,086   $   12,303   100%  PS 136,576   $   13,434   100%
                                                                0%

Network operating services              18,954        1,864    24%      29,946        2,946    24%      35,064        3,449    26%
Technical expenses                      11,456        1,127    15%      11,822        1,163     9%       9,937          977     7%
Installation expenses                   10,602        1,043    14%       5,742          565     5%       6,670          656     5%
                                   ------------  -----------        -----------  -----------        -----------  -----------
COST OF NETWORK OPERATION               41,012        4,034    52%      47,510        4,674    38%      51,671        5,082    38%

GROSS PROFIT                            37,321        3,671    48%      77,576        7,629    62%      84,905        8,352    62%

SG&A                                   105,126       10,340   134%     101,014        9,937    81%     101,290        9,963    74%
                                   ------------  -----------        -----------  -----------        -----------  -----------

EBITDA                                 (67,805)      (6,669)  -87%     (23,438)      (2,308)  -19%     (16,385)      (1,611)  -12%

Depreciation and amortization           69,946        6,880             78,465        7,718             79,101        7,780
                                   ------------  -----------        -----------  -----------        -----------  -----------

OPERATING LOSS                        (137,751)     (13,549)          (101,903)     (10,026)           (95,486)      (9,391)

COMPREHENSIVE (INCOME)
  COST OF FINANCING:

Interest expenses                      118,976       11,703             88,819        8,736              8,692          855
Interest income                        (16,118)      (1,585)            (1,433)        (141)              (750)         (74)
Early extinguishment of debt               -            -                  -            -                  -            -
Exchange (income) loss, net            104,574       10,286            172,537       16,971             35,110        3,453
Gain on net monetary position          (27,496)      (2,705)           (25,489)      (2,507)           (18,727)      (1,842)
                                   ------------  -----------        -----------  -----------        -----------  -----------
                                       179,936       17,699            234,434       23,059             24,325        2,392

Non-recurring charges                     (980)         (97)              (171)         (17)            (3,026)        (298)

Extraordinary Items 2000                   -            -                  -           -                   -            -
Special expenses                           -            -                  -           -                   -            -
Asset Reserve 2001                         -            -                  -           -                   -            -
                                   ------------  -----------        -----------  -----------        -----------  -----------
                                           -            -                  -           -                   -            -

INCOME (LOSS) BEFORE TAXES            (316,707)     (31,151)          (336,166)     (33,068)          (116,784)     (11,485)

Provisions for:
  Asset Tax                                -            -                1,566          154              1,548          152
  Income Tax & Profit Sharing              -            -                  214           21                208           20
                                   ------------  -----------        -----------  -----------        -----------  -----------
  Total Provisions                         -            -                1,780          175              1,756          172

NET INCOME (LOSS)                  PS (316,707)  $  (31,151)        PS(337,946)  $  (33,243)        PS(118,541)  $  (11,657)
                                   ============  ===========        ===========  ===========        ===========  ===========

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF SEPTEMBER 30, 2002 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS.
10.1667 PER U.S.$1.00.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                   By: /s/ GONZALO ALARCON ITURBIDE
                                       --------------------------------------
                                          Name: Gonzalo Alarcon Iturbide
                                          Title: General Counsel

Date: October 30, 2002